

Mail Stop 6010

October 1, 2007

Mr. Thomas Hein
Chief Financial Officer
Orthofix International N.V.
7 Abraham de Veerstraat
Curacao, Netherland Antilles

        RE: **Orthofix International N.V.**
                  Form 10-K for the year ended December 31, 2006
                  File No. 0-19961

Dear Mr. Hein:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                       Sincerely,

                       Martin F. James
                       Senior Assistant Chief Accountant